

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via Facsimile
Mr. Chang Xiaobing
Chief Executive Officer
China Unicom (Hong Kong) Ltd.
75th Floor, The Center
99 Queen's Road Central
Hong Kong

> **Re: China Unicom (Hong Kong) Limited**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 26, 2011**
> **File No. 1-15028**

Dear Mr. Chang Xiaobing:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director